Sun Life Financial announces offering of
Subordinated Unsecured Debentures

TORONTO – (September 22, 2015) – Sun Life Financial Inc. (TSX: SLF) (NYSE: SLF) (the "Corporation") announced today that it intends to issue in Canada up to $500 million principal amount of Series 2015-1 Subordinated Unsecured 2.60% Fixed/Floating Debentures due 2025 (the "Debentures"). The offering is expected to close on September 25, 2015 and the proceeds will be used to partially fund the acquisition of the employee benefits business of Assurant, Inc. and may also be used for general corporate purposes, which may include investments in subsidiaries.

Details of the offering will be set out in a pricing supplement that the Corporation intends to issue pursuant to its short form base shelf prospectus and its prospectus supplement, each dated April 8, 2015, all of which are or will be available on the SEDAR website for Sun Life Financial Inc. at www.sedar.com. The Debentures will be sold on a best efforts agency basis by a syndicate led by RBC Capital Markets and CIBC, as co-leads. The proceeds from this offering are expected to qualify for Tier 2B capital.

The Debentures have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered, sold or delivered, directly or indirectly, within the United States of America and its territories and possessions or to, or for the account or benefit of, United States persons except in certain transactions exempt from the registration requirements of such Act. This release does not constitute an offer to sell or a solicitation to buy such securities in the United States.

About Sun Life Financial
Celebrating 150 years in 2015, Sun Life Financial is a leading international financial services organization providing a diverse range of protection and wealth products and services to individuals and corporate customers. Sun Life Financial and its partners have operations in a number of markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of June 30, 2015, the Sun Life Financial group of companies had total assets under management of $808 billion. For more information please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

Note to Editors: All figures in Canadian dollars.

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Media Relations Contact:
Frank Switzer
Vice-President
Corporate Communications
T. 416-979-4086
frank.switzer@sunlife.com

Investor Relations Contact:
Greg Dilworth
Vice-President
Investor Relations
T. 416-979-6230
investor.relations@sunlife.com